 1-A/A LIVE 0001690455 XXXXXXXX 024-10673 true false false Feel The World, Inc. DE 2010 0001690455 3140 27-4419848 11 1 100 TECHNOLOGY DRIVE SUITE 315 BROOMFIELD CO 80021 303-447-3100 Lena Phoenix Other 220688.00 0.00 51217.00 94220.00 1040563.00 62246.00 830243.00 992896.00 47638.00 1040563.00 1323181.00 1077405.00 22971.00 118855.00 0.02 0.02 Artesian CPA A 6000000 NA NA 0 0 true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 750000 6000000 4.00 3000000.00 0.00 0.00 0.00 3000000.00 Artesian CPA 22000.00 Jones & Keller 50000.00 Self - State Notice Filings 16000.00 2850000.00 Estimating $61,000 for platform, transfer agent, administrative and marketing true false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 true